Mail Stop 0306

September 3, 2004

Gary Johnson
President and Chief Financial Officer
PortalPlayer, Inc.
3255 Scott Boulevard, Bldg. 1
Santa Clara, CA  95054

	RE:	PortalPlayer, Inc.
		Registration Statement on Form S-1 filed August 3, 2004
		File No.  333-117900

Dear Mr. Johnson

We have the following supplemental accounting comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note that you have not disclosed an estimated offering price and therefore we defer our final evaluation of stock compensation and other costs recognized. Be advised that once the estimated offering price is specified, we expect to have further comments in this regard when the amendment containing that information is filed.
2. We note the supplemental information dated August 17, 2004
concerning the pricing of stock awards.   It appears as though your
determination of fair value was performed in-house without the use of
valuation specialists.   We refer you to the AICPA Practice Aid,
"Valuation of Privately-Held-Company Equity Securities Issued as Compensation", which concludes that in the absence of quoted or observable market prices or arm`s length cash transactions, it is recommended that a Company obtain a valuation performed by an unrelated valuation specialist. In the absence of such a valuation, please provide within your MD&A the following:
* A discussion of the significant factors, assumptions, and methodologies used in determining fair value
* A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price
* The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.
3. We note from your supplemental information dated August 17, 2004 that you determined the fair value of your common stock based upon applicable market comparables, including trading multiples. Please tell us the comparable companies and the multiples used in your calculation.

*    *    *    *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Brooks, Staff Accountant, at (202) 942-8972 or myself at (202) 942-1791 if you have any questions on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief
Accountant, at (202) 942-1984.


Sincerely,



							Brian Cascio
							Assistant Chief Accountant


Cc (via fax):	Davina K. Kaile, Esq., Pillsbury Winthrop LLP (650)
233-4500

Mr. Gary Johnson
PortalPlayer, Inc.
September 3, 2004
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